July 7, 2026

ODYSSEY

To All Applicable Exchanges and Securities Administrators

Subject: GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED (the "Issuer")
Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer's upcoming meeting of securityholders:

Meeting Type:	Extraordinary General Meeting
Meeting Date:	August 10, 2026
Record Date for Notice of Meeting:	July 14, 2026
Record Date for Voting (if applicable):	July 14, 2026
Beneficial Ownership Determination Date:	July 14, 2026
Class of Securities Entitled to Vote:	Ordinary Shares
ISIN:	KYG4092C1078
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	Yes
Notice and Access for Beneficial Holders:	No
Notice and Access for Registered Holders:	No

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

Odyssey Trust Company
as agent for GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED